UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 8 December, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 2 December 2025: Grant and acceptance of share award by a prescribed officer of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

GRANT AND ACCEPTANCE OF A SHARE AWARD BY A PRESCRIBED OFFICER OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), Sasol Limited discloses the following information regarding a share award granted and accepted by a prescribed officer of the Company.

The Board of Sasol Limited or the Sasol Remuneration Committee (the Committee), as appropriate, approved the following on-appointment conditional share award made on 28 November 2025 in accordance with the rules of Sasol's 2022 long-term incentive (LTI) Plan (the Plan). The vesting of the award will be subject to service conditions and the achievement of corporate performance targets (CPTs) approved by the Board.

All executive directors and prescribed officers of Sasol Limited must meet minimum shareholding requirements.

The rules of the Plan are available on the Sasol website at www.sasol.com.

Award date:	28 November 2025
Acceptance date:	28 November 2025
Vesting periods:	100% of the award is subject to CPTs and vests after 3 years
Class of securities:	Sasol ordinary shares
Nature of transaction:	LTI Award (off-market)
Price per share:[1]	R0,00
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Award (number of shares)**	**Total value of the transaction (ZAR)**[2]
A T Makgala	Sasol Limited: Prescribed Officer	64 863	7 699 887

1 Strike price per share is nil. The shares were awarded at R118,71 being the 14 calendar day VWAP preceding the award date.
2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares awarded.

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

2 December 2025
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 December 2025

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary